February 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sigma Labs, Inc.

Registration Statement on Form S-1

File No. 333-212735

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as underwriter of the proposed offering, hereby joins the request of Sigma Labs, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:15 p.m. (Washington, D.C. time) on Tuesday, February 14, 2017, or as soon as practicable thereafter.

In connection with the proposed offering of the Company’s securities, copies of the preliminary prospectuses dated February 8, 2017 were distributed to the following persons in the following approximate amounts:

To Whom Distributed	Number of Copies

Institutions	14
Individuals	1,067
Total	1,081

We have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Dawson James Securities, Inc.

By:  /s/ Robert D. Keyser, Jr.

Name: Robert D. Keyser, Jr.

Title:   Chief Executive Officer